EXHIBIT 99.1

NEWS RELEASE

South Bow Reports Fourth-quarter and Year-end 2024 Results, Provides 2025 Outlook, and Declares Dividend

CALGARY, Alberta, March 05, 2025 (GLOBE NEWSWIRE) -- South Bow Corp. (TSX & NYSE: SOBO) (South Bow or the Company) reports its fourth-quarter and year-end 2024 financial and operational results and provides its 2025 outlook. Unless otherwise noted, all financial figures in this news release are in U.S. dollars.

Highlights

Spinoff transaction

  Launched as an independent company on Oct. 1, 2024, completing the planned separation (the Spinoff) from TC Energy Corp. (TC Energy).
  Completed an initial notes offering on Aug. 28, 2024, raising approximately $5.8 billion, in aggregate, of U.S. and Canadian dollar-denominated senior unsecured notes and U.S. dollar-denominated junior subordinated notes. As part of the Spinoff, South Bow repaid the outstanding long-term debt owed to affiliates of TC Energy on Oct. 1, 2024.

Safety and operational performance

  Demonstrated safety excellence in 2024, achieving record occupational and process safety performance during a transformative period.
  Delivered record system availability in 2024, with an annual System Operating Factor (SOF) of 95% for the Keystone Pipeline due to continued improvements in system reliability.
  Recorded annual average throughput on the Keystone Pipeline of approximately 626,000 barrels per day (bbl/d) in 2024, an increase of 5% relative to 2023. Throughput on the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 795,000 bbl/d, increasing by 15% relative to 2023.

    Fourth-quarter 2024 throughput on the Keystone Pipeline and the U.S. Gulf Coast segment of the Keystone Pipeline System averaged approximately 621,000 bbl/d and approximately 784,000 bbl/d, respectively.
  Advanced the Blackrod Connection Project in Alberta, anticipated to be ready for in-service in early 2026. South Bow is in the final stages of completing construction of the project’s 25-km crude oil and natural gas pipeline segments, with welding complete and hydrostatic testing activities underway. Facility construction, including the tank terminal, is expected to be completed in late 2025.
  Received approval from the Pipeline and Hazardous Materials Safety Administration (PHMSA) in Jan. 2025 of South Bow’s remedial work plan, substantially completing the conditions in the Amended Corrective Action Order (ACAO) related to the Milepost 14 incident (MP-14). In early March 2025, South Bow received approval from PHMSA to lift the pressure restriction on the affected segment to 72% of the specified minimum yield strength of the pipeline. The affected segment includes the section of the pipeline where the MP-14 incident occurred.

Financial performance

  Delivered strong financial performance in 2024, underscored by the highly contracted nature of South Bow’s assets. Revenue and normalized earnings before interest, income taxes, depreciation, and amortization (normalized EBITDA) increased relative to 2023 due to significant demand for uncommitted capacity on the Keystone Pipeline in the first quarter of 2024, and strong demand for capacity on the U.S. Gulf Coast segment of the Keystone Pipeline System throughout the year.

    Generated revenue of $488 million and $2,120 million for the three months and year ended Dec. 31, 2024, respectively.
    Recognized net income of $55 million ($0.26/share) and $316 million ($1.52/share) during the three months and year ended Dec. 31, 2024, respectively.
    Recorded normalized EBITDA1 of $290 million for the three months ended Dec. 31, 2024, an increase of 11% from the three months ended Sept. 30, 2024, primarily due to the timing of trade settlements within South Bow’s Marketing segment. Normalized EBITDA for the year ended Dec. 31, 2024 was $1,091 million, an increase of 2% from 2023.
    Delivered distributable cash flow1 of $183 million and $608 million for the three months and year ended Dec. 31, 2024, respectively.
  Exited 2024 with total long-term debt and net debt1 outstanding of $5.7 billion and $4.9 billion, respectively. South Bow’s net debt-to-normalized EBITDA ratio1 was 4.5 times at Dec. 31, 2024, supported by the Company’s starting working capital balances and strong normalized EBITDA generated in 2024.

    South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the course of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time costs of approximately $40 million to $50 million associated with the Spinoff. Consistent with the Company’s outlook on leverage, South Bow anticipates exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.8 times and that the Company will begin reducing its leverage once the Blackrod Connection Project starts generating cash flow in 2026.

Returns to shareholders

  Committed to paying a strong and sustainable dividend, declared South Bow’s inaugural quarterly dividend of $104 million ($0.50/share) on Nov. 7, 2024. The dividend was paid on Jan. 31, 2025 to shareholders of record on Dec. 31, 2024.
  South Bow’s board of directors (the Board) has approved a quarterly dividend of $0.50/share, payable on April 15, 2025 to shareholders of record at the close of business on March 31, 2025. The dividends will be designated as eligible dividends for Canadian income tax purposes.

South Bow's audited consolidated financial statements and notes (the financial statements), management's discussion and analysis (MD&A), and annual information form (AIF) as at and for the year ended Dec. 31, 2024 are available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the U.S. Securities and Exchange Commission (SEC) at www.sec.gov. The disclosure under the section "Non-GAAP Financial Measures" in South Bow's MD&A as at and for the year ended Dec. 31, 2024 is incorporated by reference into this news release.

South Bow's standalone financial statements were prepared using information derived from the consolidated financial statements and accounting records of TC Energy, including the historical cost basis of assets and liabilities comprising the Company, as well as the historical revenues, direct costs, and allocations of indirect costs attributable to the operations of the Company, using the historical accounting policies applied by TC Energy. The presentation of certain prior period comparatives have been updated for consistency with current year presentation.

 _________________________

1 Non-GAAP financial measure or ratio that do not have standardized meanings under generally accepted accounting principles (GAAP) and may not be comparable to measures presented by other entities. See “Non-GAAP financial measures” of this news release.

Financial and operational results

$ millions, unless otherwise noted	Three Months Ended			Year Ended
	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
FINANCIAL RESULTS
Revenue	534	488	540	2,120	2,005
Income from equity investments	12	12	13	49	50
Net income	61	55	103	316	442
Per share[1]	0.29	0.26	0.50	1.52	2.13
Normalized net income[2]	86	112	94	383	504
Per share1 2	0.41	0.54	0.45	1.84	2.43
Normalized EBITDA[2]	262	290	278	1,091	1,074
Keystone Pipeline System	257	250	264	1,028	981
Marketing	(7)	24	(2)	12	42
Intra-Alberta & Other	12	16	16	51	51
Distributable cash flow[2]	163	183	161	608	785
Dividends declared	—	104	—	104	—
Per share[1]	—	0.50	—	0.50	—
Capital expenditures[3]	61	28	11	122	37
Total long-term debt	10,452	5,716	5,967	5,716	5,967
Net debt2 4	4,827	4,901	5,715	4,901	5,715
Net debt-to-normalized EBITDA (ratio)[2]	4.5	4.5[5]	5.3	4.5[5]	5.3
Common shares outstanding, weighted average diluted (millions)[6]	207.6	208.4	207.6	208.2	207.6
Common shares outstanding (millions)[6]	207.6	208.0	207.6	208.0	207.6

OPERATIONAL RESULTS
Keystone Pipeline SOF (%)	95	96	92	95	93
Keystone Pipeline throughput (Mbbl/d)	616	621	612	626	595
U.S. Gulf Coast segment of Keystone Pipeline System throughput (Mbbl/d)[7]	815	784	783	795	694
Marketlink throughput (Mbbl/d)	636	615	610	614	537
  Per share amounts, with the exception of dividends, are based on weighted average diluted common shares outstanding.
  Non-GAAP financial measure or non-GAAP ratio that do not have standardized meanings and may not be comparable to measures presented by other entities. See “Non-GAAP financial measures” of this news release.
  Capital expenditures per the investing activities of the consolidated statements of cash flows of the financial statements.
  Includes 50% equity treatment of South Bow’s junior subordinated notes.
  South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the course of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time costs of approximately $40 million to $50 million associated with the Spinoff. Consistent with the Company’s outlook on leverage, South Bow anticipates exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.8 times and that the Company will begin reducing its leverage once the Blackrod Connection Project starts generating cash flow in 2026.
  The common shares issued on Oct. 1, 2024 have been used for comparative periods, as the Company had no common shares outstanding prior to the Spinoff. For periods prior to Oct. 1, 2024, it is assumed there were no dilutive equity instruments, as there were no equity awards of South Bow outstanding prior to the Spinoff.
  Comprises throughput originating in Hardisty, Alta. transported on the Keystone Pipeline, and throughput originating in Cushing, Okla. transported on Marketlink for destination in the U.S. Gulf Coast.

Outlook

Capital allocation priorities

  South Bow takes a disciplined approach to capital allocation to preserve optionality and maximize total shareholder returns over the long term. The Company’s capital allocation priorities are built on a foundation of financial strength and supported by South Bow’s stable, predictable cash flows. South Bow’s capital allocation priorities include:

    paying a sustainable base dividend;
    strengthening the Company’s investment-grade financial position; and
    leveraging existing infrastructure within South Bow’s strategic corridor to offer customers competitive connections and enhanced optionality.

Market outlook

  Every day, South Bow safely and reliably transports crude oil to key demand and refining markets in the U.S. Midwest and Gulf Coast. With substantially all of the crude oil imported into the U.S. Midwest originating from Canada, and refining facilities in the U.S. Gulf Coast set up to process heavy crude oil, these markets rely heavily on Canadian crude oil supplies to meet their energy needs.
  While approximately 90% of South Bow’s normalized EBITDA is contracted through committed arrangements, which carry minimal commodity price or volumetric risk, demand for uncommitted capacity on the Keystone System is anticipated to remain subdued in 2025 as Western Canadian Sedimentary Basin (WCSB) crude oil pipeline capacity exceeds supply.
  The potential for, and continuation of, tariffs on energy imposed by the U.S. government and counter-tariffs imposed by the Canadian government have created economic and geopolitical uncertainty, resulting in volatility in pricing differentials. Persistence of this uncertainty may create additional headwinds for uncommitted capacity on South Bow’s pipeline systems and impact South Bow’s Marketing segment results. Given the uncertainty, South Bow’s guidance for 2025 does not account for the future potential impact of sustained tariffs.

2025 guidance

  South Bow’s guidance aims to inform readers about Management’s expectations for financial and operational results in 2025. Readers are cautioned that these estimates may not be suitable for any other purpose. See “Forward-looking information and statements” of this news release for additional information regarding factors that could cause actual events to be significantly different from those expected.
  The financial outlook for South Bow in 2025 is supported by the Company’s highly contracted cash flows and strong structural demand for services. Normalized EBITDA is projected to be approximately $1.01 billion, within a range of 3%, with approximately 90% secured through committed arrangements. South Bow reaffirms its long-term normalized EBITDA growth outlook of 2% to 3%.
  South Bow has reduced its outlook for normalized EBITDA for its Marketing segment by approximately $30 million relative to 2024, due to continued impacts of WCSB crude oil pipeline capacity exceeding supply and South Bow’s response to market uncertainty caused by the potential for, and continuation of, tariffs, including the unwinding of certain positions to minimize South Bow’s exposure to further pricing volatility.
  South Bow anticipates that its interest expense for 2025 will be approximately $325 million, within a range of 2%, and that the Company’s current tax rate will range from 23% to 24%.
  Distributable cash flow is expected to be approximately $535 million, within a range of 3%, which South Bow will use to fund its expected annual dividend of $416 million ($2.00/share), subject to approval and declaration by the Board, and investments required to continue advancing the Blackrod Connection Project.
  South Bow expects that its net debt-to-normalized EBITDA ratio will increase modestly through the course of 2025 as the Company continues to invest in the Blackrod Connection Project and incur one-time costs of approximately $40 million to $50 million associated with the Spinoff. Consistent with the Company’s outlook on leverage, South Bow anticipates exiting 2025 with a net debt-to-normalized EBITDA ratio of approximately 4.8 times and that the Company will begin reducing its leverage once the Blackrod Connection Project starts generating cash flow in 2026.
  South Bow plans to invest approximately $110 million, within a range of 3%, in growth capital expenditures for the Blackrod Connection Project in 2025. The total expected capital cost of the project is estimated to be $180 million, targeted to be ready for in-service in early 2026. As of Dec. 31, 2024, South Bow has invested $62 million in the project.
  Maintenance capital expenditures are estimated to be approximately $65 million, within a range of 3%, in 2025, as South Bow proactively completes maintenance activities while demand for uncommitted capacity is expected to be subdued, and invests in information services infrastructure. These expenditures are generally recoverable through South Bow’s tolling arrangements.

South Bow’s 2025 annual guidance and a review of 2024 actual results are outlined below:

$ millions, except percentages [1]	2024 Actuals	2025 Guidance
Normalized EBITDA	1,091	1,010 ± 3%
Interest expense	388	325 ± 2%
Current tax rate (%)	23%	23% - 24%
Distributable cash flow	608	535 ± 3%
Capital expenditures
Growth	73	110 ± 3%
Maintenance [2]	61	65 ± 3%
  Assumes average foreign exchange rate of C$/U.S.1.4286.
  Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.

Refer to the section entitled "Guidance" in South Bow’s MD&A as at and for the year ended Dec. 31, 2024, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.

Conference call and webcast details

South Bow's senior leadership will host a conference call and webcast to discuss the Company's fourth-quarter and year-end 2024 results and 2025 outlook on March 6, 2025 at 8 a.m. MT (10 a.m. ET).

Date	March 6, 2025
Time	8 a.m. MT (10 a.m. ET)
Webcast link	https://edge.media-server.com/mmc/p/fqe5oacv
Conference call link	https://register.vevent.com/register/BIbb6663202d26443895983db438ccaf6e

Register ahead of time to receive a unique PIN to access the conference call via telephone. Once registered, participants can dial into the conference call from their telephone via the unique PIN or click on the "Call Me" option to receive an automated call directly on their telephone.

Visit www.southbow.com/investors for the replay following the event.

Non-GAAP financial measures

In this news release, South Bow references certain non-GAAP financial measures and non-GAAP ratios that do not have standardized meanings under GAAP and may not be comparable to similar measures presented by other entities. These non-GAAP measures include or exclude adjustments to the composition of the most directly comparable GAAP measures. Management considers these non-GAAP financial measures and non-GAAP ratios to be important in evaluating and understanding the operational performance and liquidity of South Bow. These non-GAAP measures and non-GAAP ratios should not be considered in isolation or as a substitute for financial information presented in accordance with GAAP.

South Bow’s non-GAAP financial measures and non-GAAP ratios include:

  normalized EBITDA;
  normalized net income;
  normalized net income per share;
  distributable cash flow;
  net debt; and
  net debt-to-normalized EBITDA ratio.

These measures and ratios are further described below, with a reconciliation to their most directly comparable GAAP measure.

Normalizing items

Normalized measures are, or include, non-GAAP financial measures and ratios and include normalized EBITDA, normalized net income, normalized net income per share, distributable cash flow, and net debt-to-normalized EBITDA ratio. Management uses these normalized measures to assess the financial performance of South Bow’s operations and compare period-over-period results. During certain reporting periods, the Company may incur costs that are not indicative of core operations or results. These normalized measures represent income (losses), adjusted for specific normalizing items that are believed to be significant; however, they are not reflective of South Bow’s underlying operations in the period.

These specific items include gains or losses on sales of assets or assets held for sale, unrealized fair value adjustments related to risk management activities, acquisition, integration, and restructuring costs, and other charges, including but not limited to, impairment, contractual costs, and settlements.

South Bow excludes the unrealized fair value adjustments related to risk management activities, as these represent the changes in the fair value of derivatives, but do not accurately reflect the gains and losses that will be realized at settlement and impact income. Therefore, South Bow does not consider them reflective of the Company’s underlying operations, despite providing effective economic hedges. Realized gains and losses on grade financial contracts are adjusted to improve comparability, as they settle in a subsequent period to the underlying transaction they are hedged against.

Separation costs relate to internal costs and external fees incurred specific to the Spinoff. These items have been excluded from normalized measures, as Management does not consider them reflective of ongoing operations and they are non-recurring in nature.

Normalized EBITDA

Normalized EBITDA is used as a measure of earnings from ongoing operations. Management uses this measure to monitor and evaluate the financial performance of the Company’s operations and to identify and evaluate trends. This measure is useful for investors as it allows for a more accurate comparison of financial performance of the Company across periods for ongoing operations. Normalized EBITDA represents income before income taxes, adjusted for the normalizing items, in addition to excluding charges for depreciation and amortization, interest expense, and interest income.

The following table reconciles income (loss) before income taxes to normalized EBITDA for the indicated periods:

$ millions	Three Months Ended			Year Ended
	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Income before income taxes	90	72	131	418	562
Adjusted for specific items:
Depreciation and amortization	61	62	61	246	244
Interest expense	115	84	105	388	220
Interest income and other	(27)	28	(7)	(12)	(32)
Risk management instruments	(23)	57	(15)	8	25
Keystone variable toll disputes	11	(3)	—	8	42
MP-14 costs	—	4	—	4	—
Separation costs	20	(1)	3	29	3
Keystone XL costs and other	15	(13)	—	2	10
Normalized EBITDA	262	290	278	1,091	1,074

The following table reconciles income (loss) before income taxes to normalized EBITDA by operating segment for the indicated periods:

$ millions	Three Months Ended Sept. 30, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	173	17	(100)	90
Adjusted for specific items:
Depreciation and amortization	59	—	2	61
Interest expense	(1)	—	116	115
Interest income and other	—	(1)	(26)	(27)
Risk management instruments	—	(23)	—	(23)
Keystone variable toll disputes	11	—	—	11
MP-14 costs	—	—	—	—
Separation costs	—	—	20	20
Keystone XL costs and other	15	—	—	15
Normalized EBITDA	257	(7)	12	262

$ millions	Three Months Ended Dec. 31, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	205	(32)	(101)	72
Adjusted for specific items:
Depreciation and amortization	59	—	3	62
Interest expense	(1)	—	85	84
Interest income and other	(1)	(1)	30	28
Risk management instruments	—	57	—	57
Keystone variable toll disputes	(3)	—	—	(3)
MP-14 costs	4	—	—	4
Separation costs	—	—	(1)	(1)
Keystone XL costs and other	(13)	—	—	(13)
Normalized EBITDA	250	24	16	290

$ millions	Three Months Ended Dec. 31, 2023
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	203	14	(86)	131
Adjusted for specific items:
Depreciation and amortization	60	—	1	61
Interest expense	3	1	101	105
Interest income and other	(2)	(2)	(3)	(7)
Risk management instruments	—	(15)	—	(15)
Keystone variable toll disputes	—	—	—	—
MP-14 costs	—	—	—	—
Separation costs	—	—	3	3
Keystone XL costs and other	—	—	—	—
Normalized EBITDA	264	(2)	16	278

$ millions	Year Ended Dec. 31, 2024
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	778	6	(366)	418
Adjusted for specific items:
Depreciation and amortization	238	—	8	246
Interest expense	1	1	386	388
Interest income and other	(3)	(3)	(6)	(12)
Risk management instruments	—	8	—	8
Keystone variable toll disputes	8	—	—	8
MP-14 costs	4	—	—	4
Separation costs	—	—	29	29
Keystone XL costs and other	2	—	—	2
Normalized EBITDA	1,028	12	51	1,091

$ millions	Year Ended Dec. 31, 2023
	Keystone Pipeline System	Marketing	Intra-Alberta & Other	Total
Income (loss) before income taxes	687	19	(144)	562
Adjusted for specific items:
Depreciation and amortization	239	—	5	244
Interest expense	7	2	211	220
Interest income and other	(4)	(4)	(24)	(32)
Risk management instruments	—	25	—	25
Keystone variable toll disputes	42	—	—	42
MP-14 costs	—	—	—	—
Separation costs	—	—	3	3
Keystone XL costs and other	10	—	—	10
Normalized EBITDA	981	42	51	1,074

Normalized net income and normalized net income per share

Normalized net income represents net income adjusted for the normalizing items described above and is used by Management to assess the earnings that are representative of South Bow’s operations. By adjusting for non-recurring items and other factors that do not reflect the Company's ongoing performance, normalized net income provides a clearer picture of the Company's continuing operations. This measure is particularly useful for investors as it allows for a more accurate comparison of financial performance and trends across different periods. On a per share basis, normalized net income is derived by dividing the normalized net income by the weighted average common shares outstanding at the end of the period. This per share measure is valuable for investors as it provides insight into South Bow’s profitability on a per share basis, assisting in evaluating the Company's performance.

The following table reconciles net income to normalized net income for the indicated periods:

$ millions, except common shares outstanding and per share amounts	Three Months Ended			Year Ended
	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Net income	61	55	103	316	442
Adjusted for specific items:
Risk management instruments	(23)	57	(15)	8	25
Keystone variable toll disputes	11	(3)	—	8	42
MP-14 settlement	—	4	—	4	—
Separation costs	20	27	3	67	3
Keystone XL costs and other	15	(13)	3	2	17
Tax effect of the above adjustments	(8)	(15)	—	(22)	(25)
Normalized net income	76	112	94	383	504
Common shares outstanding, weighted average diluted (millions)	207.6	208.4	207.6	208.2	207.6
Normalized net income per share	0.41	0.54	0.45	1.84	2.43

Distributable cash flow

Distributable cash flow is used to assess the cash generated through business operations that can be used for South Bow’s capital allocation decisions, helping investors understand the Company's cash-generating capabilities and its potential for returning value to shareholders. Distributable cash flow is based on income before income taxes, adjusted for depreciation and amortization, interest income and other, the normalizing items discussed above, and further adjusted for specific items, including income and distributions from the Company’s equity investments, maintenance capital expenditures, which are capitalized and generally recoverable through South Bow’s tolling arrangements, and current income taxes.

The following table reconciles income before income taxes to distributable cash flow for the indicated periods:

$ millions	Three Months Ended			Year Ended
	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2024	Dec. 31, 2023
Income before income taxes	90	72	131	418	562
Adjusted for specific items:
Depreciation and amortization	61	62	61	246	244
Interest income and other	(27)	28	(7)	(12)	(32)
Normalizing items, net of tax[1]	18	34	(9)	39	62
Income from equity investments	(12)	(12)	(13)	(49)	(50)
Distributions from equity investments	17	20	15	70	71
Maintenance capital expenditures[2]	(22)	(15)	(2)	(61)	(19)
Current income tax recovery (expense)	38	(6)	(15)	(43)	(53)
Distributable cash flow	163	183	161	608	785
  Normalizing items per normalized EBITDA reconciliation, net of tax.
  Maintenance capital expenditures are generally recoverable through South Bow’s tolling arrangements.

Net debt and net debt-to-normalized EBITDA ratio

Net debt is used as a key leverage measure to assess and monitor South Bow's financing structure, providing an overview of the Company's long-term debt obligations, net of cash and cash equivalents. This measure is useful for investors as it offers insights into the Company's financial health and its ability to manage and service its debt obligations. Net debt is defined as the sum of total long-term debt with 50% treatment of the Company’s junior subordinated notes, operating lease liabilities, and dividends payable, less cash and cash equivalents, per the Company’s consolidated balance sheets.

Net debt-to-normalized EBITDA ratio is used to monitor the South Bow’s leverage position relative to its normalized EBITDA for the trailing four quarters. This ratio provides investors with insight into the Company's ability to service its long-term debt obligations relative to its operational performance. A lower ratio indicates stronger financial health and greater capacity to meet its debt obligations.

$ millions, except ratios	Sept. 30, 2024	Dec. 31, 2024	Dec. 31, 2023
Current portion of long-term debt to affiliates of TC Energy	4,677	—	—
Senior unsecured notes	4,686	4,629	5,967
Junior subordinated notes	1,089	1,087	—
Total long-term debt	10,452	5,716	5,967
Adjusted for:
Hybrid treatment for junior subordinated notes[1]	(545)	(544)	—
Operating lease liabilities	22	22	10
Dividends payable	—	104	—
Cash and cash equivalents	(622)	(397)	(262)
Restricted cash held in escrow[2]	(4,480)	—	—
Net debt	4,827	4,901	5,715
Normalized EBITDA	1,079	1,091	1,074
Net debt-to-normalized EBITDA (ratio)	4.5	4.5	5.3
  Includes 50% equity treatment of South Bow’s junior subordinated notes.
  Senior unsecured notes and junior subordinated notes were issued on Aug. 28, 2024, of which $1.25 billion was used to repay long-term debt to affiliates of TC Energy; the remaining proceeds were held in escrow until completion of the Spinoff on Oct. 1, 2024.

Forward-looking information and statements

This news release contains certain forward-looking statements and forward-looking information (collectively, forward-looking statements), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on South Bow's current expectations, estimates, projections, and assumptions in light of its experience and its perception of historical trends. All statements other than statements of historical facts may constitute forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as, "anticipate", "will", "expect", "estimate", "potential", "future", "outlook", "strategy", "maintain", "ongoing", "intend", and similar expressions suggesting future events or future performance.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following: South Bow’s corporate vision and strategy, including its strategic priorities and outlook; the Blackrod Connection Project, including completion of crude oil and natural gas pipeline segments, testing activities, in-service dates, and costs thereof; expected in-service dates and costs related to announced projects and projects under construction; PHMSA approvals and completion of the ACAO; expected interest expense and tax rate; expected capital expenditures; expected dividends; expected one-time costs relating to the Spinoff; expected shareholder returns and asset returns; demand for uncommitted capacity on the Keystone System; treatment under current and future regulatory regimes, including those relating to taxes, tariffs, and the environment; South Bow’s financial guidance for 2025 and beyond, including 2025 normalized EBITDA and long-term normalized EBITDA growth, 2025 interest expense, 2025 distributable cash flow, and 2025 capital expenditures; and South Bow’s financial strength and flexibility.

The forward-looking statements are based on certain assumptions that South Bow has made in respect thereof as of the date of this news release regarding, among other things: oil and gas industry development activity levels and the geographic region of such activity; that favourable market conditions exist and that South Bow has and will have available capital to fund its capital expenditures and other planned spending; prevailing commodity prices, interest rates, inflation levels, carbon prices, tax rates, and exchange rates; the ability of South Bow to maintain current credit ratings; the availability of capital to fund future capital requirements; future operating costs; asset integrity costs; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; and prevailing regulatory, tax, and environmental laws and regulations.

Although South Bow believes the assumptions and other factors reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these assumptions and factors will prove to be correct and, as such, forward-looking statements are not guarantees of future performance. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and related decisions and requirements; the impact of competitive entities and pricing; reliance on third parties to successfully operate and maintain certain assets; the strength and operations of the energy industry; weakness or volatility in commodity prices; non-performance or default by counterparties; actions taken by governmental or regulatory authorities; the ability of South Bow to acquire or develop and maintain necessary infrastructure; fluctuations in operating results; adverse general economic and market conditions; the ability to access various sources of debt and equity capital on acceptable terms; and adverse changes in credit. The foregoing list of assumptions and risk factors should not be construed as exhaustive. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the results implied by forward-looking statements, refer to South Bow's AIF dated March 5, 2025, available under South Bow's SEDAR+ profile at www.sedarplus.ca and, from time to time, in South Bow's public disclosure documents, available on South Bow's website at www.southbow.com, under South Bow's SEDAR+ profile at www.sedarplus.ca, and in South Bow’s filings with the SEC at www.sec.gov.

Management approved the financial outlooks contained in this news release, including 2025 normalized EBITDA and long-term normalized EBITDA growth, 2025 interest expense, 2025 distributable cash flow, and 2025 capital expenditures as of the date of this news release. The purpose of these financial outlooks is to inform readers about Management’s expectations for the Company’s financial and operational results in 2025, and such information may not be appropriate for other purposes.

The forward-looking statements contained in this news release speak only as of the date hereof. South Bow does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. All forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

About South Bow

South Bow safely operates 4,900 kilometres (3,045 miles) of crude oil pipeline infrastructure, connecting Alberta crude oil supplies to U.S. refining markets in Illinois, Oklahoma, and the U.S. Gulf Coast through our unrivalled market position. We take pride in what we do – providing safe and reliable transportation of crude oil to North America's highest demand markets. Based in Calgary, Alberta, South Bow is the spinoff company of TC Energy, with Oct. 1, 2024 marking South Bow's first day as a standalone entity. To learn more, visit www.southbow.com.

Contact information

Investor Relations	Media Relations
Martha Wilmot investor.relations@southbow.com	Katie Stavinoha communications@southbow.com